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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Hungarian Telephone and Cable Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

4455421030

(CUSIP Number)

Ashmore Investment Management Limited
20 Bedfordbury
London WC2N 4BL
United Kingdom
Attn: Mark Grimwood

Copy To:
Dewey Ballantine
One London Wall
London EC2Y 5EZ
United Kingdom
Attn: Douglas L. Getter, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 4455421030			Page 2 of 11

1.	Name of Reporting Person: Ashmore Investment Management Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 4455421030			Page 3 of 11

1.	Name of Reporting Person: Ashmore Group Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 4455421030			Page 4 of 11

1.	Name of Reporting Person: Ashmore Investments (UK) Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 4455421030			Page 5 of 11

1.	Name of Reporting Person: Ashmore Management Company Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 4455421030			Page 6 of 11

1.	Name of Reporting Person: Ashmore Global Special Situations Fund Limited		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 4455421030			Page 7 of 11

1.	Name of Reporting Person: Asset Holder PCC No. 2 Limited re: Ashmore Emerging Economy Portfolio		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 4455421030			Page 8 of 11

1.	Name of Reporting Person: Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 4455421030			Page 9 of 11

1.	Name of Reporting Person: Ashmore Emerging Markets Debt Fund		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Grand Cayman, Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

ITEM 1. SECURITY AND ISSUER.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
SIGNATURE

CUSIP No. 4455421030	Page 10 of 11 pages

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 6 (this “Amendment”) to the Schedule 13D filed by AIML relates to the ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) and warrants to acquire shares of Common Stock (the “Warrants”) of Hungarian Telephone and Cable Corp. (the “Company”). This Amendment No. 6 amends and supplements the Schedule 13D filed by AIML on October 20, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by AIML on November 2, 2003, Amendment No. 2 to the Schedule 13D filed by AIML on May 26, 2004, Amendment No. 3 to the Schedule 13D filed by AIML on September 8, 2004, Amendment No. 4 filed by AIML on September 27, 2004 and Amendment No. 5 filed by AIML on March 31, 2005 (the “Original Schedule 13D”). Except as set forth below, the information in the Original Schedule 13D remains as stated therein and is incorporated by reference to this amendment in all respects. Capitalized terms used but not defined in this amendment have the meanings assigned to them in the Original Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D are hereby deleted and replaced in their entirety by the following:

(a)-(b) As of April 12, 2005, the Ashmore Parties do not own or have the power to vote, to direct the vote, to dispose of, and/or to direct the disposition of any shares of Common Stock.

(c) Except as described herein, no transactions by the Ashmore Parties required to be reported by this Item have taken place during the sixty days prior to the date of this Amendment.

(d) Except as described above, no other person is known to have power to direct receipt of dividends from, or proceeds from the sale of any of the Common Stock.

(e) April 12, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The final closing of the Securities Purchase Agreement occurred on April 12, 2005. The aggregate purchase price paid by TDC A/S with respect to the Unsecured Notes was US$24,868,169. The Ashmore Parties’ nominee directors on the Company’s Board of Directors also delivered notices of resignation to the Company. In addition, the Stockholders Agreement between TDC and certain of the Ashmore Parties terminated as of the closing date pursuant to Section 7.10 thereof.

CUSIP No. 4455421030	Page 11 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2005

/s/ Tim Davis
Name: Tim Davis
Title: General Counsel

On behalf of: Ashmore Investment Management Limited

/s/ Mark Coombs
Name: Mark Coombs
Title: Director

On behalf of:
Ashmore Group Limited Ashmore Investments (UK) Limited

/s/ Nigel Carey
Name: Nigel Carey
Title: Director

On behalf of:
Ashmore Management Company Limited
Ashmore Global Special Situations Fund Limited
Asset Holder PCC No. 2 Limited re: Ashmore Emerging Economy Portfolio
Asset Holder PCC Limited re: Ashmore Emerging Markets Liquid Investment Portfolio

/s/ Martin Lang
Name: Martin Lang
Title: Director

On behalf of:
Ashmore Emerging Markets Debt Fund